VERSO TECHNOLOGIES, INC.
400 Galleria Parkway
Suite 200
Atlanta, Georgia 30339
June 13, 2007
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Esq.

Re:	Verso Technologies, Inc.’s Pre-effective Amendment No. 1 to Registration Statement on Form S-3/A (No. 333-142139),
Pre-effective Amendment No. 1 to Registration Statement on Form S-3/A (No. 333-142339), and Pre-effective Amendment No. 1 to Registration Statement on Form S-3/A (No. 333-142340)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Verso Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of each of the above-referenced Registration Statements (collectively, the “Filings”) so that they will become effective at 5:00 p.m. on Thursday, June 14, 2007, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Filings effective, it does not foreclose the Commission from taking any action with respect to the Filings;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Yours very truly,

Verso Technologies, Inc.

	By:	/s/ Martin D. Kidder

Martin D. Kidder Chief Financial Officer

cc: Mr. Hugh Fuller